UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus

Nanchang, Jiangxi, China 330096

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release.

On August 12, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated August 12, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026	Ruanyun Edai Technology Inc.

	By:	/s/ Yan Fu
	Name:	Yan Fu
	Title:	Director and Chief Executive Officer